DAIMLER TRUCKS RETAIL TRUST 2023-1
Investor Report
Collection Period Ended   30-Jun-2026

Amounts in USD

Dates

Collection Period No.	34	
Collection Period (from... to)	1-Jun-2026	30-Jun-2026
Determination Date	13-Jul-2026	
Record Date	14-Jul-2026	
Distribution Date	15-Jul-2026	
Interest Period of the Class A-1 Notes (from... to)	15-Jun-2026	15-Jul-2026	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2026	15-Jul-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	270,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	270,000,000.00	10,964,401.80	0.00	10,964,401.80	40.608896	0.000000
Class A-4 Notes	60,000,000.00	60,000,000.00	57,401,459.28	2,598,540.72	43.309012	0.956691
Total Note Balance	**757,360,000.00**	**70,964,401.80**	**57,401,459.28**	**13,562,942.52**		

Overcollateralization	72,621,115.25	72,623,347.58	72,623,347.58	
Adjusted Pool Balance	829,981,115.25	143,587,749.38	130,024,806.86	
Yield Supplement Overcollateralization Amount	31,950,769.53	2,695,989.80	2,433,906.26	
Pool Balance	**861,931,884.78**	**146,283,739.18**	**132,458,713.12**	

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	72,623,347.58	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	6.030000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.900000%	53,908.31	0.199660	11,018,310.11	40.808556
Class A-4 Notes	5.930000%	296,500.00	4.941667	2,895,040.72	48.250679
Total		**350,408.31**		**13,913,350.83**	

Amounts in USD

Available Funds			**Distributions**	
Principal Collections	13,472,389.12		(1) Total Servicing Fee	121,903.12
Interest Collections	923,281.83		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	151,878.55		(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	1,449,203.03			
Purchase Amounts	0.00		(3) Interest Distributable Amount	350,408.31
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	32,531.53		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**16,029,284.06**		(6) Regular Principal Distributable Amount	13,562,942.52
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**16,029,284.06**		(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
			(9) Excess Collections to Certificateholders	1,994,030.11
			Total Distribution	**16,029,284.06**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	121,903.12	121,903.12	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	350,408.31	350,408.31	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	53,908.31	53,908.31	0.00
thereof on Class A-4 Notes	296,500.00	296,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	350,408.31	350,408.31	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	13,562,942.52	13,562,942.52	0.00
Aggregate Principal Distributable Amount	13,562,942.52	13,562,942.52	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,438.68
minus Net Investment Earnings	5,438.68
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,438.68
Net Investment Earnings on the Collection Account	27,092.85
Investment Earnings for the Collection Period	32,531.53

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	146,283,739.18	1,495
Principal Collections	7,584,299.20	
Principal Collections attributable to Full Pay-offs	5,888,089.92	
Principal Purchase Amounts	0.00	
Principal Gross Losses	352,636.94	
Pool Balance end of Collection Period	132,458,713.12	1,401
Pool Factor	15.37%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.91%
Weighted Average Number of Remaining Payments	40.79	21.69
Weighted Average Seasoning (months)	16.18	43.29

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	125,282,997.31	1,346	94.58%
31-60 Days Delinquent	3,156,226.58	27	2.38%
61-90 Days Delinquent	3,108,442.05	19	2.35%
91-120 Days Delinquent	911,047.18	9	0.69%
Total	132,458,713.12	1,401	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	3.03%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	352,636.94	7	75,149,964.05	585
Principal Net Liquidation Proceeds	230,109.19		9,935,335.77	
Principal Recoveries	1,409,169.65		27,120,169.40	
Principal Net Loss / (Gain)	(1,286,641.90)		38,094,458.88	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(11.078%)
Prior Collection Period	(5.936%)
Second Prior Collection Period	6.134%
Third Prior Collection Period	16.441%
Four Month Average	1.390%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	**4.420%**
Average Net Credit Loss/(Gain)	65,118.73

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| Pd. | Cumulative Loss | | Delinquncies | | | Lifetime |
	Gross	Net	31-60	61-90	91+	CPR
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%
4	0.43%	0.27%	0.82%	0.32%	0.03%	5.82%
5	0.59%	0.39%	0.95%	0.46%	0.15%	6.31%
6	0.78%	0.50%	2.21%	0.29%	0.27%	6.09%
7	1.05%	0.72%	3.15%	1.27%	0.12%	5.83%
8	1.28%	0.91%	1.84%	2.03%	1.00%	5.88%
9	2.04%	1.60%	1.17%	0.94%	1.73%	7.14%
10	1.76%	1.24%	1.73%	0.89%	0.46%	8.17%
11	2.02%	1.42%	1.82%	1.08%	0.31%	8.46%
12	2.25%	1.57%	1.54%	0.96%	0.59%	8.65%
13	2.54%	1.82%	2.16%	1.03%	0.65%	8.63%
14	2.92%	2.10%	3.37%	1.32%	0.46%	9.23%
15	3.11%	2.19%	1.38%	2.88%	1.03%	8.95%
16	3.57%	2.56%	1.95%	0.60%	2.67%	9.34%
17	4.25%	3.07%	1.77%	1.12%	1.38%	9.93%
18	4.50%	3.17%	1.19%	1.78%	0.59%	9.76%
19	4.77%	3.35%	3.09%	1.40%	0.92%	9.60%
20	4.96%	3.33%	1.63%	1.73%	1.26%	9.63%
21	5.53%	3.75%	1.88%	1.43%	0.96%	10.00%
22	5.82%	3.86%	1.67%	1.64%	1.07%	10.18%
23	6.05%	3.73%	3.25%	1.40%	1.30%	10.30%
24	6.42%	3.94%	3.16%	0.88%	1.13%	11.07%
25	6.52%	3.85%	5.94%	0.47%	1.58%	10.60%
26	6.95%	4.12%	2.09%	0.86%	0.41%	10.95%
27	7.07%	4.18%	1.93%	1.11%	0.57%	10.60%
28	7.20%	4.13%	9.40%	0.88%	1.01%	10.73%
29	7.46%	4.30%	9.55%	5.05%	0.48%	10.52%
30	7.58%	4.28%	2.82%	5.63%	3.08%	10.32%
31	8.03%	4.56%	5.70%	1.69%	3.37%	10.66%
32	8.63%	4.66%	3.14%	4.04%	0.14%	10.88%
33	8.68%	4.57%	2.83%	3.31%	1.22%	10.02%
34	8.72%	4.42%	2.38%	2.35%	0.69%	10.59%

Total Pool